

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 25, 2010

Richard J. Boyle, Jr.
Chief Executive Officer
LoopNet, Inc.
185 Berry Street, Suite 4000
San Francisco, CA 94107

   Re: **LoopNet, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2008
       Filed February 27, 2009
       File No. 000-52026

Dear Mr. Boyle:

  We have completed our review of your filing and have no further comments at this time.

          Sincerely,

          Tom Kluck
          Branch Chief